

SEC 05041279 MISSION

AAA 3/24/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUNG & PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1145
(No. and Street)

NEW YORK (City) NEW YORK (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG (212) 682-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAI ENG CPA, P.C.
(Name – *if individual, state last, first, middle name*)

800 Second Avenue, 8TH FLOOR, NY, NY 10017
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185 SECTION

PROCESSED
APR 11 2005
THOMSON FINANCIAL

PROCESSED
APR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AAA 3/31/2005

3/24

OATH OR AFFIRMATION

I, PETER YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG & PARTNERS LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Reconciliation of Net capital between audited computation and corresponding focus Part IIa

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Items (h), (i), (j) and (k) are not applicable to Young & Partners or Young & Partners is exempt in accordance with our membership agreement and restrictive agreements dated Sept 15, 1999 and June 11, 1996, respectively.

YOUNG & PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Wai G. Eng, CPA, P.C.
Certified Public Accountants

Young & Partners LLC

Financial Statements
December 31, 2004

TABLE OF CONTENTS:

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT

To the Members of
Young & Partners LLC

We have audited the accompanying statement of financial position of Young & Partners LLC (the "LLC") as of December 31, 2004, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is the responsibility of the LLC's management and is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Wai G. Eng, CPA, P.C.

Wai G. Eng, CPA, P.C.
February 17, 2005

Young & Partners LLC

Statement of Financial Position
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$ 1,836,029	
Accounts receivable	115,060	
Prepaid expenses and deposit	29,229	
Total current assets		$ 1,980,318
PROPERTY AND EQUIPMENT (Note 1)		
Equipment	153,666	
Furniture and fixtures	45,283	
	198,949	
Less: accumulated depreciation	(171,089)	
Property and equipment - net		27,860
OTHER ASSETS		
Investment in securities (Notes 1 and 4)	11,100	
Security deposit	12,473	
Total other assets		23,573
TOTAL ASSETS		$ 2,031,751

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 46,545	
Taxes payable & accrued taxes	327	
Total current liabilities		$ 46,872
TOTAL LIABILITIES		46,872
MEMBERS' EQUITY		1,984,879
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 2,031,751

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Operations
Year Ended December 31, 2004

REVENUES:		
Fee income	$ 1,142,500	
Other income	80,000	
Interest income	12,545	
Total revenues		$ 1,235,045
EXPENSES:		
Rent	141,835	
Utilities	4,225	
Insurance and employee benefits	24,107	
Advertising & promotion	73,726	
Professional fees	14,487	
Consulting expenses	60,134	
Salary expense	206,085	
Payroll & other taxes	21,838	
Telephone	12,496	
Information & research services	74,856	
Postage and delivery	6,242	
Filing & registrations	17,457	
Entertainment and meals	25,765	
Travel and transportation	19,358	
Office expenses	8,550	
Office supplies	8,747	
Printing and copying	3,461	
Dues and subscriptions	3,559	
Repair and maintenance	2,399	
Temporary help	15,121	
Settlement fee	4,204	
Miscellaneous	205	
Depreciation	11,524	
Total expenses		760,381
INCOME BEFORE PROVISION FOR INCOME TAX		474,664
PROVISION FOR INCOME TAX (Note 2)		18,962
NET INCOME		$ 455,702

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2004

	Paid in Capital	Accumulated Earnings/ (Deficits)	Total Members' Equity
BEGINNING MEMBERS' EQUITY	$ 120,000	$ 1,759,184	$ 1,879,184
Contribution of capital	-	-	-
Net income	-	455,702	455,702
Distribution to members	-	(350,007)	(350,007)
ENDING MEMBERS' EQUITY	$ 120,000	$ 1,864,879	$ 1,984,879

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Cash Flows
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 455,702
Adjustments to reconcile net income to changes in assets and liabilities:		
Depreciation expense		11,524
Source (use) of cash from operating assets and liabilities:		
Accounts receivable	$ (52,290)	
Prepaid expenses and deposit	(2,875)	
Other assets	(17)	
Accounts payable and accrued expenses	29,826	
Taxes payable and accrued taxes	(11,673)	
Unearned income	(20,000)	
		(57,029)
Net cash provided by operating activities		410,197
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipments & furniture	(10,876)	
Net cash used in investing activities		(10,876)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to members	(350,007)	
Net cash used in financing activities		(350,007)
NET INCREASE IN CASH		49,314
CASH AT BEGINNING OF PERIOD		1,786,715
CASH AT END OF PERIOD		$ 1,836,029

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Taxes	17,962
Total	$ 17,962

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Notes to Financial Statements
December 31, 2004

Young & Partners LLC ("the LLC") was formed on November 16, 1995 under the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.) for the purpose of engaging in investment banking activities. The address of the registered office of the LLC in the State of Delaware is c/o The Company Corporation, Three Christina Center, 201 N. Walnut Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Company Corporation, Three Christina Center, 201 N. Walnut Street, Wilmington, New Castle County, Delaware 19801.

The latest date on which the LLC is to dissolve is November 16, 2015.

The LLC is a securities broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers.

Note 1. Summary of Significant Accounting Policies

The LLC's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

1. The financial statements are prepared on an accrual basis.

2. Property and equipment is capitalized at cost at the time of purchase and depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from 5 to 7 years.

3. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Members.

Note 2. Provision for Income Tax

The LLC is an unincorporated entity and is treated as a partnership for Federal and State income tax purposes. Therefore, no provision for Federal or State income taxes has been provided for. The Members are taxed individually on their share of LLC's earnings. A provision for local tax was made for New York City unincorporated business tax.

Note 3. Net Capital Requirement

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the LLC is required to maintain a minimum net capital of $5,000. As of December 31, 2004, the LLC had net capital of $1,789,157, which was $1,784,157 in excess of its required minimum net capital.

Note 4. Investment in Securities

The LLC has investments in not-readily marketable securities consisting of warrants and common stocks. Since these securities are not readily marketable, they are valued by management at cost in the amount of $11,100.

Note 5. Lease Commitment

The LLC has leased space at 230 Park Avenue, New York, New York under an operating lease expiring on February 28, 2008 with an option to terminate the lease effective February 28, 2004.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2004:

Year Ending Dec 31	Amount
2005	$ 122,100
2006	$ 122,100
2007	$ 122,100
2008	$ 20,350

The rent expense was $ 141,835 in 2004.

Young & Partners LLC

Net Capital Calculation - Schedule I
December 31, 2004

Credits		
Members' equity		$ 1,984,879
Debits		
Nonallowable assets		
Accounts receivable	$ 115,060	
Prepaid expenses and deposit	29,229	
Property and equipment - net	27,860	
Investments in securities	11,100	
Security deposit	12,473	
Total nonallowable assets		195,722
Net Capital at December 31, 2004		$ 1,789,157

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Reconciliation of Net Capital Between Audited Computation And Corresponding Focus Part II A - Schedule II December 31, 2004

Reconciliation of Net Capital:

Net Capital per unaudited Focus Part II A	$ 1,789,157
Audit adjustment	-
Net Capital Per Audited Report	$ 1,789,157

The accompanying notes are an integral part of the financial statements.

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES

To the Members of
Young & Partners LLC

In planning and performing our audit of the financial statements of Young & Partners LLC (the "LLC") for the year ended December 31, 2004, we obtained an understanding of its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure.

The LLC's management is responsible for establishing and maintaining an internal control structure and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures. Because of inherent limitations in any internal control structure or the practices and procedures, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

We have also made a study of the practices and procedures that accomplished the objectives as referred in Rule 17a-5(g).

Based on the above, we believe that there are no material inadequacies at December 31, 2004 with respect to the LLC's internal control structure, accounting system, and its practices and procedures.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wai G. Eng, CPA, P.C. Wai G. Eng, CPA, P.C.
February 17, 2005